Exhibit 99.1

Form 62-103F1

Required Disclosure under the Early Warning Requirements

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to common shares (a “Common Share”) of:

Sigma Lithium Corporation (the “Issuer”)
Avenida Nove de Julho 4939, 9th Floor
Torre Europa, Itaim

São Paulo, SP, 01407-200, Brazil

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

The transaction that triggered this report was the disposition of Common Shares of the Issuer in a private transaction.

Item 2 – Identity of the Acquiror

2.1	State the name, principal business, jurisdiction of incorporation and address of the acquiror.

A10 Investimentos Fundo de Investimento de Ações – Investimento No Exterior (the “A10 Fund”)
Avenida 9 de Julho 4939 conjunto 91
Itaim, São Paulo, SP, Brazil
01407-200

A10 Fund was formed in Brazil. A10 Fund’s principal business is to provide its quotaholders with medium and long term gains by investing predominantly in equity capital markets.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

December 23, 2021.

2.3	State the names of any joint actors.

The A10 Fund is managed by A10 Investimentos Ltda. (“A10 Investimentos”), of which certain principals are directors, officers or indirect significant shareholders of the Issuer.

A10 Investimentos has the sole and independent voting decision regarding all of the Common Shares of the Issuer held by the A10 Fund.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

On December 23, 2021, the A10 Fund disposed of 1,093,191 Common Shares of the Issuer (the “Secondary Transaction”) at a price of C$11.75 per Common Share (the “Issue Price”). Such Common Shares were disposed of pursuant to a purchase and sale agreement (the “PSA”) entered into among the A10 Fund, as sellers, and certain funds and accounts managed by BlackRock (“BlackRock”), as buyers. Concurrently with the Secondary Transaction, the Issuer issued from treasury a total of 11,634,137 Common Shares at the Issue Price for aggregate gross proceeds of C$136,710,110 (the “Offering”).

Prior to the completion of the Offering and the Secondary Transaction, the A10 Fund held 48,493,909 Common Shares, representing approximately 55.3% of the issued and outstanding Common Shares (53.9% on a partially diluted basis).

Following completion of the Offering and the Secondary Transaction and as at the date hereof, the A10 Fund holds 47,400,718 Common Shares, representing approximately 47.7% of the issued and outstanding Common Shares (46.6% on a partially diluted basis).

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See item 3.1.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See item 3.1.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See item 3.1.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor,

See item 3.1.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership, and

See item 3.1.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

A10 Fund disposed of 1,093,191 Common Shares of the Issuer pursuant to the PSA. The total consideration received by the A10 Fund for the Common Shares was C$12,844,994.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See item 4.1.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer.

The A10 Fund’s sale of Common Shares to BlackRock was made based on a strategic discussion with the Issuer and allows BlackRock to increase its shareholding interest in the Issuer concurrently with the Offering, without further dilution to shareholders of the Issuer.

Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)           a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)           a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

A10 Fund may from time to time in the future increase or decrease its direct or indirect ownership, control or direction over the Common Shares or other securities of the Issuer through market transactions, private agreements, dilution through third party subscriptions from treasury, or otherwise.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

See item 2.3.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

I, as the acquiror, or I, as the agent filing the report on behalf of the acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

December 24, 2021

Date

(signed) “Marcelo Freire de Paiva”

Signature

Marcelo Freire de Paiva, Director

Name/Title